Filed by Xeris Pharmaceuticals, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Strongbridge Biopharma plc

Commission File No.: 001-37569

Date: August 30, 2021

The following communication is being filed in connection with the proposed acquisition of Strongbridge Biopharma plc (“Strongbridge”) by Xeris Pharmaceuticals, Inc. (“Xeris”).

Dear Colleagues,

We received some very positive news late Friday regarding our proposed transaction with Strongbridge Biopharma plc., which I’m excited to share with you today.

This morning we announced, via the attached press release, that the leading independent proxy advisory firm, Institutional Shareholder Services (“ISS”), has recommended that all Xeris stockholders vote “FOR” our proposed transaction with Strongbridge.

Proxy advisory firms provide institutional investors with research, data, and recommendations on stockholder votes like this one. This vote of confidence by ISS further validates what we already knew – the proposed combination of Xeris and Strongbridge will create a biopharmaceutical company developing and commercializing unique therapies in endocrinology, neurology, and gastroenterology, and deliver value to shareholders of the combined company.

Today’s important recommendation to our institutional shareholders brings us one step closer to completing the transaction process. Looking ahead, the transaction remains on track to close early in the fourth quarter of 2021. As you are aware, Xeris and Strongbridge will continue to operate as independent companies until that time. I am grateful for the consistent focus and commitment that you continue to show as we move through this process.

Best Regards,

Paul R. Edick

Chairman & CEO | Xeris Pharmaceuticals, Inc.

Phone: 844.445.5704; Direct: 312.517.1381;

Cell: 732.648.3859| PEdick@xerispharma.com

180 North LaSalle, Suite 1600, Chicago, Illinois 60601

No Profit Forecast/Asset Valuations

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Strongbridge, Xeris or Xeris Biopharma Holdings, Inc. (being the entity under which Xeris and Strongbridge will be combined) as appropriate. No statement in this communication constitutes an asset valuation.

Responsibility Statement Required by the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”)

The directors of Xeris accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the Xeris directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of Strongbridge or Xeris, all ‘dealings’ in any ‘relevant securities’ of Strongbridge or Xeris (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the ‘scheme of arrangement’ under Irish law pursuant to which Xeris will acquire Strongbridge becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Strongbridge or Xeris, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Strongbridge by Xeris or ‘relevant securities’ of Xeris by Strongbridge, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie. ‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in single quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020.